Contact

www.linkedin.com/in/avni-trivedi-
a58a311 (LinkedIn)

Top Skills

Higher Education

Business Growth

Technological Innovation

Languages

Mandarin (Elementary)

Hindi (Native or Bilingual)

Avni Trivedi

Founder and Chief Executive Officer @ MASK NextGen | Child
Digital Safety| Edtech Innovation

Austin, Texas, United States

Summary

My Mission is to empower every child with the tools, critical
reasoning and intuitive capabilities to be safe, confident and happy in
their digital world.

Engage--Educate--Empower

That's the MASK mission and one that will ensure every child is safe
from online harm

_____

Experience

MASK NextGen

Founder and Chief Executive Officer

January 2025 - Present (1 year 4 months)

As the Founder and CEO of MASK NextGen, I spearhead the development of
an innovative gamified learning app that empowers students with crucial digital
safety knowledge. Our platform utilizes AI to create personalized, engaging
educational experiences, ensuring that students can navigate the digital
landscape safely and responsibly. By focusing on interactive challenges, we
make learning about online safety both fun and accessible.

TriVigil

Founder, CFO

2024 - Present (2 years)

• Founded and lead Trivigil Inc., a cybersecurity services company dedicated
to securing educational institutions.
• Developed comprehensive cybersecurity strategies that integrate people,
policy, and technology tailored for K-12 and higher education.
• Collaborated with administrators and IT departments to implement proactive
threat detection and compliance support.

OETC

Interim Chief Revenue Officer

January 2024 - June 2024 (6 months)
Austin, Texas, United States

Interim CRO: Leading and building the sales strategy for growth in Edtech, reinventing revenue operations to maximize efficiency and output, providing Value selling and mentorship with concrete sales plays. Key leader for channel and technology partner.

Ellucian
Vice President, Global Solutions Consulting
January 2022 - September 2023 (1 year 9 months)
Austin, Texas, United States

Leader of global solutions consulting team reporting directly to CRO. Manage team of 60 global sales engineers that cater to 3000 higher education customers worldwide. Grew Net New SaaS by 61% YoY. Accelerated middle of the funnel selling motion with targeted change management, digital transformation and operational excellence.

Intel Corporation
7 years 2 months

Director, Americas Sales and Marketing
December 2020 - January 2022 (1 year 2 months)

Responsible for $10B in revenue with largest OEM customer. Leading a team of Sales Development managers and supporting GTM teams to successfully grow business by 50% YoY.

Coinvested with OEM in strategic areas impacting Commercial, Federal, Retail and Education sectors. Key decision maker for $30M of investments in areas such as Machine learning, and Cloud. Strong alignment with customer resulted in design wins within the AI accelerator portfolio.

Technical Sales Manager, OEM Sales
March 2017 - December 2020 (3 years 10 months)
Taiwan

Expat from US leading technical sales for Intel's largest OEM customer, including design execution for all Client and Server platforms. Managing business revenue impact of $12B through critical design wins and time to market products.

Retail Account Manager- Best Buy
December 2014 - March 2017 (2 years 4 months)
Greater Minneapolis-St. Paul Area

Managed retail assort strategies for mainstream desktop products responsible for $150M in revenue per year. Successfully worked with merchant teams to increase sales of Intel based systems by 4% and drove revenue increase of 28% in 2016.

Avni Fashion LLC
Co-founder and Chief Revenue Officer (CRO)
January 2010 - November 2014 (4 years 11 months)

Built own clothing and retail business from the grounds up. Business sold in 2014 with over 500 retailers in US and 2 Global Retailers: Anthropologie and Eileen Fisher. Led GTM and Sales strategy to grow by 500% over 3 years.

Intel
3 years 11 months

Product Manager/Supply Chain Lead
November 2008 - December 2009 (1 year 2 months)

Product Manager
June 2007 - December 2008 (1 year 7 months)

B&P Financial analyst
February 2006 - May 2007 (1 year 4 months)

Education

University of Minnesota - Carlson School of Management
Bachelor of Science, Finance · (2004 - 2005)

The University of Texas at Austin
Executive , Organizational Leadership · (September 2022 - April 2023)

University of Mumbai
Bachelor of Business Administration - BBA · (June 1999 - August 2002)